Exhibit 99.40

APHRIA ACHIEVES NEXT MILESTONE IN INTERNATIONAL EXPANSION STRATEGY WITH RECEIPT OF DEALER’S LICENSE

Aphria now able to export approved cannabis products to international markets

Leamington, Ontario — November 23, 2017 —Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) achieved another milestone as part of its expansion strategy, obtaining its Dealer’s License pursuant to the Controlled Drugs and Substances Act under Health Canada. This permits the Company to possess, sell and transport medical cannabis oil and resin to international markets.

“There is an incredible appetite for high-quality medical cannabis in legal markets around the world. Obtaining our Dealer’s License is a significant milestone in our international expansion strategy as it enables Aphria to have greater control over importing and exporting medical cannabis oil globally,” said Vic Neufeld, CEO of Aphria. “This license will accelerate our speed to international markets and broaden our patient base internationaly, resulting in greater revenue for Aphria.”

As mandated by Health Canada, import and export permits from the relevant international and Canadian regulatory authorities, will be required for all transactions to international markets.

Aphria is well positioned to meet the increasing international demand for medical cannabis in legal markets like Australia, Italy, Germany and Argentina. Aphria is rapidly completing its four-part expansion of its fully-funded facility in Leamington, Ontario, which will increase the greenhouse growing footprint to one million square feet and increase our capacity to supply more than 100,000 kgs of high-quality cannabis at one of the lowest costs in the industry.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

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For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated international revenues, estimated margins, expectations with respect to actual international shipments, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, future international opportunities in the medical marijuana industry, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.